Filed by Fidelity Southern Corporation
Pursuant to Rule 425 of the Securities Act of 1933
Commission File No. 333-208228
Subject Company: American Enterprise Bankshares, Inc.

FINAL REMINDER / NOTICE OF CONVERSION

February 17, 2016

Dear Debenture Holder:

As a holder of the Company’s 7.5% Subordinated Convertible Debenture Due December 31, 2016 (the “Debentures”), we previously mailed you a letter on January 13, 2016 with respect to the proposed merger (the “Merger”) of American Enterprise Bankshares, Inc. (the “Company”) into Fidelity Southern Corporation (“Fidelity”). The Merger, which was approved by the Company’s shareholders on January 29, 2016 but remains subject to regulatory approval and other customary conditions, is expected to close in the first quarter of 2016.

We wanted to remind you of your ability to convert your Debentures into common stock of the Company.

If you convert your Debentures into common stock of the Company prior to the consummation of the Merger, you will receive the same consideration per share in the Merger as other shareholders of the Company. As described in greater detail in the previously delivered proxy materials, the value of the merger consideration is based upon a twenty-day weighted average market price (“VWAP”) of Fidelity common stock and is not currently known. However, if the VWAP is $15.01, based on the $15.00 per-share closing price of Fidelity’s common stock on the Nasdaq Global Select Market on February 16, 2016, the merger consideration that would be paid for each $1,000 of obligations represented by the Debentures would be worth $1,322.

Due to the favorable formula for conversion of the Debentures, the Company anticipates that all Debenture holders will elect to convert the Debentures prior to the Merger.

It is not too late to convert your Debentures into common stock of the Company. If you plan on converting your Debenture, we would appreciate you completing the enclosed Notice of Conversion as soon as possible. This will assist us in efficiently handling the conversion of your Debenture in connection with the consummation of the Merger, assuming the required regulatory approvals are obtained.

However, in the event that not all Debentures are converted, the Company will redeem any remaining Debentures concurrently with the consummation of the Merger. In connection with any such redemption, the Debenture holder would receive $1,000 for each $1,000 of obligations represented by the Debenture (plus any accrued and unpaid interest).

THEREFORE, Notice is hereby given, pursuant to the applicable provisions of the governing documents of the Debentures and subject to cancellation at the Company’s option, that all Debentures held by you and not converted INTO the Company’s common stock will be redeemed on the closing date of the Merger (the “Redemption Date”).

The redemption payment will be mailed to you at the address shown on the face of this notice promptly following the Redemption Date, only upon presentation and surrender of the Debentures held by you to the Company at the following address:

American Enterprise Bankshares, Inc.

10611 Deerwood Park Blvd.

Jacksonville, FL 32256

Attention: T. Edwin Stinson, Jr., CFO

We appreciate your attention to this matter. If you have any questions, please feel free to call me or Ed Stinson, the Company’s CFO.

Very truly yours,

/s/ Bennett Brown
Bennett Brown

President

ADDITIONAL INFORMATION

This communication is being made in respect of the merger involving Fidelity Southern Corporation and American Enterprise Bankshares, Inc. This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities. In connection with the merger, Fidelity Southern Corporation has filed with the Securities and Exchange Commission (“SEC”) a registration statement on Form S-4 that includes a proxy statement/prospectus for the shareholders of American Enterprise Bankshares, Inc. Fidelity Southern Corporation also plans to file other documents with the SEC regarding the merger with Enterprise Bankshares, Inc. American Enterprise Bankshares, Inc. has mailed the final proxy statement/prospectus to its shareholders. BEFORE MAKING ANY INVESTMENT DECISION, INVESTORS AND SHAREHOLDERS ARE URGED TO READ THE PROXY STATEMENT/PROSPECTUS REGARDING THE MERGER AND ANY OTHER RELEVANT DOCUMENTS CAREFULLY IN THEIR ENTIRETY BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE MERGER. The proxy statement/prospectus, as well as other filings containing information about Fidelity Southern Corporation and American Enterprise Bankshares, Inc. that have been filed or may be filed with the SEC, are available or will be available without charge, at the SEC’s website (http://www.sec.gov). Copies of the proxy statement/prospectus and other documents filed with the SEC in connection with the merger can also be obtained, without charge, from Fidelity Southern Corporation’s website (http://www.FidelitySouthern.com).

Participants in the Merger Solicitation

Fidelity Southern Corporation and American Enterprise Bankshares, Inc., and certain of their respective directors, executive officers and other members of management and employees may be deemed to be participants in the solicitation of proxies from the shareholders of American Enterprise Bankshares, Inc. in respect of the merger. Information regarding the directors and executive officers of Fidelity Southern Corporation and American Enterprise Bankshares, Inc. and other persons who may be deemed participants in the solicitation of the shareholders of American Enterprise Bankshares, Inc. in connection with the merger are included in the proxy statement/prospectus for American Enterprise Bankshares, Inc.’s special meeting of shareholders, which has been filed by Fidelity Southern Corporation with the SEC. Additional information regarding the interests of such participants is included in the proxy statement/prospectus and other relevant documents regarding the merger filed with the SEC.